

Mail Stop 4561

December 1, 2006

Mr. Nathan Amery, President
Magenta Media (US) Inc.
Suite 5.18, 130 Shaftesbury Avenue
London, England W1D 5EU

Re: Magenta Media (US) Inc.
        Form SB-2
        Filed on November 8, 2006
        File No. 333-138519

Dear Mr. Amery:

        We have limited our review of your filings to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. Please update the financial statements and the related disclosure included in this
    registration statement to comply with Item 310(g) of Regulation S-B.

<u>Part II, page II-1</u>

<u>Item 28. Undertakings, page II-8</u>

2. Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though Magenta is subject to rule 430C and should include any corresponding undertakings. Also, it appears as though your registration statement includes undertakings that are not applicable to this offering. For example, we note that subsection 4 of your undertakings reference the initial distribution of securities. Please revise or advise.

<u>Report of Independent Registered Public Accounting Firm, page F-35</u>

3. Explain why the auditor is located in Vancouver, BC, Canada while the registrant's offices are located in London, England. Tell us how the auditor was able to perform the audit engagement in accordance with PCAOB standards in view of the differing locations.

4. Please explain why the audit report and financial statements cover the period from incorporation, May 26, 2005 as opposed to the date of inception. It is not clear that your financial statements and audit report comply with the SFAS No. 7 reporting requirement to cover periods from inception.

<u>Balance Sheets as of June 30, 2006 (unaudited) and September 30, 2005 and 2004 (audited), pages F-2 and F-16</u>

5. Cash in trust appears to imply there may be restrictions on use of the cash. Please revise to clarify and if restricted explain why current classification is appropriate.

<u>Closing</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Werbitt at (202) 551-3456 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

Mr. Nathan Amery
Magenta Media (US) Inc.
December 1, 2006
Page 4

cc: Michael H. Taylor, Esquire
         Lang Michener LLP
         1500 Royal Centre, 1055 West Georgia Street
         Vancouver, British Columbia V6E 4N7